UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement Under Section 13(e)

of the Securities Exchange Act of 1934

(Amendment No. 3)

BankGuam Holding Company

(Name of the Issuer and Name of Person Filing Statement)

Common Stock, $0.2083 par value per share

(Title of Class of Securities)

06644A106

(CUSIP Number of Class of Securities)

Symon A. Madrazo

Chief Financial Officer

111 W Chalan Santo Papa

Hagåtña, Guam 96910

(671) 472-5300

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

with a copy to:

Stephen C. Hinton

Bradley Arant Boult Cummings LLP

1600 Division Street, Suite 700

Nashville, Tennessee 37203

This statement is filed in connection with (check the appropriate box):

a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e–3(c) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in the checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

AMENDMENT NO. 3 TO RULE 13e-3 TRANSACTION STATEMENT

This Amendment No. 3 amends the Rule 13e-3 Transaction Statement on Schedule 13E-3 that was originally filed on April 26, 2022 by BankGuam Holding Company, a Guam corporation (the “Company”), as amended by Amendment No. 1 filed June 7, 2022 and Amendment No. 2 filed June 17, 2022.

At the 2022 Annual Meeting of Shareholders held on July 25, 2022, the Company’s shareholders approved an amendment to the Company’s Articles of Incorporation, whereby the Company would effect a 1-for-500 reverse stock split (the “Reverse Stock Split”) of its common stock, eliminate fractional shares resulting from and after the Reverse Stock Split, and pay cash consideration for such resulting fractional shares at the rate of $14.75 per pre-split share, and, as a result, each stockholder owning fewer than 500 shares of common stock prior to the Reverse Stock Split will have such shares canceled and converted into the right to receive $14.75 for each share of such stock held prior to the Reverse Stock Split.

On September 26, 2022, the Board of Directors of the Company (the “Board”) set October 31, 2022 as the effective date for the Reverse Stock Split. The Board reserves the right to delay or cancel the Reverse Stock Split if the Board determines that the Reverse Stock Split is no longer in the best interests of the Company or its shareholders, including if the Reverse Stock Split will not reduce the number of recordholders of the Company’s common stock below 1,200.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 29, 2022

BankGuam Holding Company

/s/ Symon A. Madrazo
Symon A. Madrazo
Senior Vice President & Chief Financial Officer